EXHIBIT 99.1

FirstService Reports Strong Third Quarter Results

Residential and Brands Divisions Both Contribute to Significant Revenue and Earnings Growth

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Revenues (millions)	$409.1	$349.5	$1,101.8	$948.0
Adjusted EBITDA (millions) (note 1)	46.7	39.1	99.7	80.7
Adjusted EPS (note 2)	0.62	0.50	1.22	0.92

GAAP Operating Earnings	36.6	31.4	71.6	56.8
GAAP EPS	0.43	0.39	0.74	0.50

TORONTO, Oct. 26, 2016 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported results for its third quarter ended September 30, 2016. All amounts are in US dollars.

Revenues for the third quarter were $409.1 million, a 17% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 20% to $46.7 million, and Adjusted EPS (note 2) was $0.62, a 24% increase versus the prior year quarter. GAAP Operating Earnings were $36.6 million, relative to $31.4 million in the prior year period. GAAP diluted earnings per share was $0.43 in the quarter, versus $0.39 for the same quarter a year ago.

For the nine months ended September 30, 2016, revenues were $1.10 billion, a 16% increase relative to the comparable prior year period, Adjusted EBITDA was $99.7 million, up 24%, and Adjusted EPS was $1.22, a 33% increase versus the prior year period. GAAP Operating Earnings were $71.6 million, relative to $56.8 million in the prior year period. GAAP diluted EPS for the nine months year-to-date was $0.74, compared to $0.50 in the prior year period.

“Continuing the momentum established in the first half of this year, FirstService delivered another solid quarter of financial results,” said Scott Patterson, Chief Executive Officer of FirstService. “Strong operational execution, robust tuck-under acquisition activity during the year, and a healthy macro environment should enable us to finish 2016 with results that closely track our original expectations for the full year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.3 billion in annual revenues and has more than 16,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $299.9 million for the third quarter, up 8% versus the prior year quarter. Revenue growth was comprised of 5% organic growth and the balance from recent acquisitions. Adjusted EBITDA for the quarter was $28.9 million, versus $25.3 million in the prior year period. The results for our FirstService Residential division was driven by balanced property management fee and ancillary services growth, together with continued margin expansion from further streamlining of our operations. GAAP Operating Earnings were $23.5 million, versus $20.3 million for the third quarter of last year.

FirstService Brands revenues grew to $109.2 million, up 53% relative to the prior year period. Revenue growth was comprised of 7% organic growth and the balance from recent acquisitions, including our larger Century Fire business. Adjusted EBITDA for the third quarter was $20.3 million, up from $16.6 million in the prior year period.  The third quarter included very strong growth from our franchise systems at California Closets, Pillar to Post Home Inspectors and Floor Coverings International, together with solid contribution from Paul Davis Restoration. The FirstService Brands division margin was lower during the third quarter versus the prior year period primarily due to increased mix and strong performance from our lower margin company-owned operations, including Century Fire, California Closets and Paul Davis. GAAP Operating Earnings were $16.2 million, versus $14.5 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $2.4 million in the second quarter, relative to $2.9 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $3.1 million, relative to $3.4 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Wednesday, October 26, 2016 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release.  This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2016	2015	2016	2015

Net earnings	$22,938	$18,917	$42,527	$30,291
Income tax	11,427	10,057	22,539	19,316
Other income, net	(71)	(10)	(172)	109
Interest expense, net	2,284	2,453	6,739	7,044
Operating earnings	36,578	31,417	71,633	56,760
Depreciation and amortization	10,048	6,979	25,956	21,112
Acquisition-related items	(541)	186	(148)	469
Stock-based compensation expense	618	495	2,223	1,629
Spin-off transaction costs	-	-	-	740
Adjusted EBITDA	$46,703	$39,077	$99,664	$80,710

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2016	2015	2016	2015

Net earnings	$22,938	$18,917	$42,527	$30,291
Non-controlling interest share of earnings	(2,863)	(2,421)	(5,179)	(4,834)
Acquisition-related items	(541)	186	(148)	469
Amortization of intangible assets	4,475	2,334	9,700	7,275
Stock-based compensation expense	618	495	2,223	1,629
Spin-off transaction costs	-	-	-	740
Spin-off tax charge	-	-	-	1,646
Income tax on adjustments	(2,006)	(1,107)	(4,658)	(3,628)
Non-controlling interest on adjustments	(78)	(44)	(173)	(133)
Adjusted net earnings	$22,543	$18,360	$44,292	$33,455

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2016	2015	2016	2015

Diluted net earnings per share	$0.43	$0.39	$0.74	$0.50
Non-controlling interest redemption increment	0.12	0.07	0.29	0.20
Acquisition-related items	(0.01)	-	-	0.01
Amortization of intangible assets, net of tax	0.07	0.03	0.15	0.11
Stock-based compensation expense, net of tax	0.01	0.01	0.04	0.03
Spin-off transaction costs, net of tax	-	-	-	0.02
Spin-off tax charge	-	-	-	0.05
Adjusted earnings per share	$0.62	$0.50	$1.22	$0.92

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2016	2015	2016	2015

Revenues	$409,083	$349,525	$1,101,773	$947,965

Cost of revenues	292,389	241,048	781,329	662,497
Selling, general and administrative expenses	70,609	69,895	223,003	206,387
Depreciation	5,573	4,645	16,256	13,837
Amortization of intangible assets	4,475	2,334	9,700	7,275
Acquisition-related items (1)	(541)	186	(148)	469
Spin-off transaction costs	-	-	-	740
Operating earnings	36,578	31,417	71,633	56,760
Interest expense, net	2,284	2,453	6,739	7,044
Other expense (income)	(71)	(10)	(172)	109
Earnings before income tax	34,365	28,974	65,066	49,607
Income tax	11,427	10,057	22,539	19,316
Net earnings	22,938	18,917	42,527	30,291
Non-controlling interest share of earnings	2,863	2,421	5,179	4,834
Non-controlling interest redemption increment	4,311	2,431	10,534	7,326
Net earnings attributable to Company	$15,764	$14,065	$26,814	$18,131

Net earnings per common share
Basic	$0.44	$0.39	$0.75	$0.50
Diluted	0.43	0.39	0.74	0.50

Adjusted earnings per share (2)	$0.62	$0.50	$1.22	$0.92

Weighted average common shares (thousands)
Basic	35,989	35,974	35,986	35,973
Diluted	36,449	36,457	36,393	36,581

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2016	December 31, 2015

Assets
Cash and cash equivalents	$49,180	$45,560
Accounts receivable	150,221	114,521
Inventories	28,352	16,155
Prepaid expenses and other current assets	63,476	53,986
Current assets	291,229	230,222
Other non-current assets	4,822	6,009
Fixed assets	69,623	57,575
Deferred income tax	6,293	6,553
Goodwill and intangible assets	371,095	300,124
Total assets	$743,062	$600,483

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$140,885	$102,043
Other current liabilities	31,558	24,015
Long-term debt - current	1,143	4,041
Current liabilities	173,586	130,099
Long-term debt - non-current	242,363	197,158
Other liabilities	18,171	14,670
Deferred income tax	28,501	13,971
Redeemable non-controlling interests	95,190	77,559
Shareholders' equity	185,251	167,026
Total liabilities and equity	$743,062	$600,483

Supplemental balance sheet information
Total debt	$243,506	$201,199
Total debt, net of cash	194,326	155,639

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2016	2015	2016	2015

Cash provided by (used in)

Operating activities
Net earnings	$22,938	$18,917	$42,527	$30,291
Items not affecting cash:
Depreciation and amortization	10,048	6,980	25,955	21,113
Deferred income tax	4,473	(4,535)	3,379	(4,312)
Other	49	(1,345)	585	(1,165)
	37,508	20,017	72,446	45,927

Changes in non-cash working capital
Accounts receivable	7,768	(150)	(13,083)	469
Payables and accruals	12,845	28,469	32,411	28,811
Other	(9,415)	(14,326)	(2,774)	681
Net cash provided by operating activities	48,706	34,010	89,000	75,888

Investing activities
Acquisition of businesses, net of cash acquired	(3,353)	(3,502)	(80,434)	(12,002)
Purchases of fixed assets	(6,101)	(3,884)	(20,079)	(14,291)
Other investing activities	(2,656)	(1,262)	(10,104)	(2,735)
Net cash used in investing activities	(12,110)	(8,648)	(110,617)	(29,028)

Financing activities
Increase in long-term debt, net	(17,156)	(23,497)	42,218	(40,760)
Net contributions from Old FSV	-	-	-	1,995
Sale (purchases) of non-controlling interests, net	(218)	(29)	41	(17,415)
Financing fees paid	-	(4)	-	(1,090)
Dividends paid to common shareholders	(4,092)	(3,597)	(11,513)	(3,597)
Distributions paid to non-controlling interests	(1,180)	(412)	(4,244)	(2,699)
Repurchases of Subordinate Voting Shares	-	-	(1,349)	-
Other financing activities	(933)	1,523	(91)	(246)
Net cash (used in) provided by financing activities	(23,579)	(26,016)	25,062	(63,812)

Effect of exchange rate changes on cash	(122)	(1,578)	175	(232)

Increase (decrease) in cash and cash equivalents	12,895	(2,232)	3,620	(17,184)

Cash and cash equivalents, beginning of period	36,285	51,838	45,560	66,790

Cash and cash equivalents, end of period	$49,180	$49,606	$49,180	$49,606

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2016
Revenues	$299,920	$109,163	$-	$409,083
Adjusted EBITDA	28,873	20,272	(2,442)	46,703

Operating earnings	23,484	16,219	(3,125)	36,578

2015
Revenues	$277,938	$71,587	$-	$349,525
Adjusted EBITDA	25,310	16,648	(2,881)	39,077

Operating earnings	20,298	14,524	(3,405)	31,417

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2016
Revenues	$838,384	$263,389	$-	$1,101,773
Adjusted EBITDA	66,986	40,197	(7,519)	99,664

Operating earnings	50,973	30,666	(10,006)	71,633

2015
Revenues	$766,535	$181,430	$-	$947,965
Adjusted EBITDA	55,141	31,657	(6,088)	80,710

Operating earnings	38,655	25,897	(7,792)	56,760

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500